

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 3, 2010

<u>**via U.S. mail and facsimile**</u>

Larry A. Mizel, Chief Executive Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado   80237

       RE: **M.D.C. Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 5, 2010
              File No. 1-08951

Dear Mr. Mizel:

We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Terence O'Brien
                     Accounting Branch Chief